May 7, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Starlink AI Acquisition Corporation, under the Exchange Act of 1934:

- Units, each consisting of one ordinary share, par value US$0.0001 per share, and one right to receive one-fourth (1/4) of one ordinary share
- Ordinary shares, par value US$0.0001 per share
- Rights, each entitling the holder to receive one-fourth (1/4) of one ordinary share

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com